Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion and analysis of our financial condition as of June 30, 2022 and results of operations for the six months ended June 30, 2022 and June 30, 2021 should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission ("SEC") on May 16, 2022 (the “2021 Form 20-F”). The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Restatement of Previously Issued Condensed Interim Consolidated Financial Information

As set forth in our 2021 Form 20-F, In connection with the preparation of our consolidated financial statements for the year ended December 31, 2021, we identified misstatements related to revenues and cost of revenues in the accounting treatment of our construction and operation of fiber and wireless networks in Peru for the years 2015 through 2020. We restated our condensed interim consolidated statements of income (loss) and comprehensive income (loss), condensed interim consolidated statement of changes in shareholders’ equity, and the condensed interim consolidated statement of cash flows for the six months ended June 30, 2021.

A summary of adjustments to certain previously reported financial information for comparative purposes is included in Note 13 of our Condensed Interim Consolidated Financial Statements included elsewhere in this filing. For further information regarding the restatement to our condensed interim financial statements for the six months ended June 30, 2021, please refer to Note 2 in the accompanying notes to the audited consolidated financial statements for the year ended December 31, 2021, included in our 2021 form 20-F Part III, Item 18 filed with the U.S. Securities and Exchange Commission ("SEC") on May 16, 2022.

Internal Control Considerations

In the course of preparing our consolidated financial statements for the year ended December 31, 2021, we identified material weaknesses in the design and implementation of our internal controls over the revenues recognition process of our subsidiary in Peru relating to its complex projects, as follows: (i) inappropriate control over the accounting implementation due to inaccurate interpretation of Accounting Standard ASC 606, "Revenues from contracts with customers" which was adopted in 2018; and (ii) inappropriate control over the level of documented evidence when performing management review control over management estimates of costs. We have started working on a remediation plan to address such weaknesses. For a discussion of management’s considerations of the Company’s disclosures controls and procedures, internal controls over financial reporting, and material weaknesses identified, refer to “Controls and Procedures” in Part II, Item 15 in our 2021 form 20-F.

Introduction

We are a leading global provider of satellite-based broadband communications. We believe in the right of all people to be connected. Our mission is to create and deliver deep technology solutions for satellite, ground and new space connectivity. With proven expertise, a can-do attitude and a winning global team, we aspire to be the natural partner, bringing real value in the satcom market. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our technology. Our portfolio includes a cloud-based satellite network platform, VSATs, amplifiers, high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In flight connectivity ("IFC"), maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and other networks that we install, mainly based on Build Operate Transfer ("BOT") and Build Own Operate ("BOO") contracts. In addition, we provide managed network services over VSAT networks owned by others.

We have a large installed base and have shipped more than 1.6 million satellite terminals spanning approximately 100 countries since 1989 and currently have hundreds of active networks. We have twenty sales and support offices worldwide, three NOCs which provide Global NOC services and five R&D centers.

Our products are mainly sold to communication service providers, satellite operators, Mobile networks operators ("MNOs") and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users, MNOs and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

From 2018 until December 31, 2021, we had three operating segments: Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects. Commencing in the first quarter of 2022, in order to reflect our new management’s approach in the management of our operations, organizational alignment, customer base and end markets, we operate in three new operating segments, as follows:

Satellite Networks is focused on the development and supply of networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. We provide advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks. Our product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers.

Integrated Solutions is focused on the development, manufacturing and supply of products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio includes leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. Our customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, and NGSO gateway integrators.

Network Infrastructure and Services is focused on telecom operation and implementation of large-scale networks projects in Peru. We provide terrestrial (fiber optic and wireless network) and satellite network construction and operation. We serve our customers through technology integration, managed networks and services, connectivity services, internet access and telephony over our own networks. We implement projects using various technologies (including our equipment), mainly based on BOT and BOO contracts.

COVID-19 Pandemic

The ongoing COVID-19 pandemic continues to have an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak significantly impacted the travel and aviation markets in which our significant IFC customers operate and has resulted in a significant reduction of our business with some of these customers. We have also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in our business in 2020. Despite the recovery in our business in 2021 and in the six months ended June 30, 2022, revenues have not yet reached the 2019 level. In the six months ended June 30, 2022 our revenues were $107 million, compared to $98 million in the comparable period of 2021 and to $86 million in the comparable period of 2020. While we expect that the adverse effects of COVID-19 will be eased by global vaccination and testing and reduced restrictions on travel, it is still likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from IFC customers, governments and enterprises and constraints on our ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 and its different variants on our business, there can be no assurance that our estimates and assumptions used in the measurement of various assets and liabilities in the condensed interim consolidated financial statements will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets in the condensed interim consolidated financial statements may be impaired.

Conflict in Ukraine

Against the backdrop of the military conflict between Russia and the Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing in February 2022 and additional sanctions and restrictions may be imposed in the future. Theses sanctions and restrictions may materially restrict our business in Russia which mainly includes exports to Russia, which amounted to revenues of approximately $2.2 million and $2.6 million in the six months ended June 30, 2022 and 2021, respectively, and $6.3 million in the year ended December 31, 2021, and may delay or prevent us from collecting funds and perform money transfers from Russia. While our business in Russia is limited in scope and not material to our operations, these restrictions may cause a reduction of our sales and impact our financial results. We receive manufacturing services from a global manufacturer’s facility in Ukraine. While the manufacturer assured us that the operations of the plant have not been interrupted by the current military situation and has a recovery plan in place, there is no assurance that negative developments in the area in the future will not disrupt and materially adversely affect our business.

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprise, government and residential customers under large-scale contracts that utilize both our own networks and also other networks that we install, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-move / on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Revenues for the sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

Costs and Operating Expenses

Cost of revenues, for both products and services, includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third-party maintenance and installation.

Our research and development expenses, net of grants received, consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, commissions to agents, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, bad debts, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rental income.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to trade receivables and contract assets, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits (losses), stock-based compensation relating to options, income taxes, and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Please refer to our discussion of critical accounting policies in our 2021 Form 20-F for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report. Results for the six months ended June 30, 2022 are not necessarily indicative of results that may be expected for the year ending December 31, 2022 or future periods.

In March 2020, the FASB issued Update ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' which provides optional expedients and exceptions for applying US GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU applies only to contracts or transactions entered into or evaluated before December 31, 2022. We continue to monitor what impact the discontinuance of LIBOR or another reference rate will have on our contracts and other transactions.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenues. Revenues for the six months ended June 30, 2022 and 2021 for our three operating segments were as follows:

	Six Months Ended			Six Months Ended
	June 30,			June 30,
	2022	2021		2022	2021
		As Restated (1)			As Restated (1)
	U.S. dollars in thousands		Percentage change	Percentage of revenues
	Unaudited		Unaudited	Unaudited

Satellite Networks	51,627	59,975	(13.9)%	48.3%	61.1%
Integrated Solutions	29,397	18,836	56.1%	27.5%	19.2%
Network Infrastructure and Services	25,839	19,358	33.5%	24.2%	19.7%
Total	106,863	98,169	8.9%	100.0%	100.0%

(1) We restated our previously issued Condensed Interim Financial Information. For additional information, see Note 2 of our Condensed Interim Consolidated Financial Statements included elsewhere in this filing.

Our total revenues for the six months ended June 30, 2022 and 2021 were $106.9 million and $98.2 million, respectively. The increase in 2022 is attributable to an increase of $10.6 million in Integrated Solutions revenues and $6.5 million in Network Infrastructure and Services revenues, partially offset by a decrease of $8.3 million in Satellite Networks revenues.

The decrease in our Satellite Networks segment's revenues in the six months ended June 30, 2022 compared to the six months ended June 30, 2021 is due to a high volume of projects that ended in the first six months of 2021, as well as due to the conflict in Ukraine and the impact of COVID-19 on the global supply chain.

The increase in our Integrated Solutions segment revenues is mainly due to the increase of business volume for NGSO and improved In-Flight Connectivity markets in the six months ended June 30, 2022, as well as the impact of COVID-19 on the IFC market in the six months ended June 30, 2021.

The increase in Network Infrastructure and Services revenues is mainly attributable to service agreements related to Programa Nacional de Telecomunicaciones, or PRONATEL, projects, in the six months ended June 30, 2022, not yet initiated in the six months ended June 30, 2021.

Gross profit (loss). Gross profit (loss) and gross margin for the six months ended June 30, 2022 and 2021 for our three operating segments were as follows:

	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	U.S. dollars in thousands		Percentage of revenues
	Unaudited		Unaudited
Satellite Networks	21,735	26,907	42.1%	44.9%
Integrated Solutions	8,393	3,761	28.6%	20.0%
Network Infrastructure and Services	6,029	(1,569)	23.3%	(8.1)%
Total	36,157	29,099	33.8%	29.6%

(1) We restated our previously issued Condensed Interim Financial Information. For additional information, see Note 2 of our Condensed Interim Consolidated Financial Statements included elsewhere in this filing.

Our gross profit is affected period-to-period by revenues volume, the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize a portion of our revenues from a Peruvian governmental authority, PRONATEL, mainly with respect to six regions in Peru, or the PRONATEL Regional Projects, and in other projects in Peru, using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit. As such, we are subject to significant period-to-period fluctuations in our gross profit.

Our gross profit margin increased to 33.8% in the six months ended June 30, 2022 from 29.6% in the comparable period of 2021 due to increased gross profit margins in our Integrated Solutions and Network Infrastructure and Services segments, offset by a decrease in gross profit margins in the Satellite Networks segment.

The decrease in the Satellite Networks segment gross profit margin is mainly attributable to lower revenues volume and a less favorable revenues mix.

The increase in the gross profit margin of the Integrated Solutions segment is mainly attributable to higher revenues volume and a more favorable revenues mix.

In the Network Infrastructure and Services segment, the increased gross profit margin is mainly attributable to service agreements related to PRONATEL projects in the six months ended June 30, 2022, not yet initiated in the six months ended June 30, 2021.

Operating expenses:

	Six Months Ended
	June 30,
	2022	2021
	U.S. dollars in thousands		Percentage change
	Unaudited		Unaudited

Operating expenses:
Research and development, net	16,386	15,660	4.6%
Selling and marketing	10,310	10,468	(1.5)%
General and administrative	8,555	6,938	23.3%
Impairment of held for sale asset	439	-	-
Total operating expenses	35,690	33,066	7.9%

Our research and development expenses, net, are incurred by our Satellite Networks and Integrated Solutions segments. Research and development expenses, net, increased by approximately $0.7 million in the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase is mainly attributable to higher employee related expenses, lower research and development grants, and higher services from third partied and other expenses.

Selling and marketing expenses decreased by approximately $0.2 million in the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

General and administrative expenses increased by approximately $1.6 million in the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase is mainly attributable to stock-based compensation and employee related expenses.

Financial expenses, net. Financial expenses, net, were approximately $1.7 million in the six months ended June 30, 2022 and $0.8 million in the six months ended June 30, 2021.The increase is primarily due to revaluation of monetary assets, net from liabilities, linked to the NIS.

Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowances attributable to changes in our profit estimates in different regions. In the six months ended June 30, 2022, we had tax expenses of approximately $0.8 million compared to tax expenses of approximately $0.5 million in the six months ended June 30, 2021.

Net loss. Net loss was approximately $2.0 million in the six months ended June 30, 2022 and $5.2 million in the six months ended June 30, 2021. The decrease is primarily attributed to higher gross margin partially offset by an increase in operating expenses and financial expenses, net in the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sales prices, and production costs, as well as our entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, SSPAs, BUCs and low-profile antennas, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. space segment, lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operation in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the six months ended June 30, 2022, the rate of inflation in Israel was3.2 % and the U.S. dollar appreciated in relation to the NIS at a rate of 12.5%, from NIS 3.11 per $1 on December 31, 2021 to NIS 3.5 per $1 on June 30, 2022. Such appreciation of the U.S. dollar in relation to the NIS mainly eases operating expenses incurred in NIS while it generates financial expenses due to revaluation of certain monetary assets, net from liabilities, linked to the NIS.

If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2022 and 2021, in order to limit these risks, we have entered into several foreign currency hedging contracts to protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within twelve months. We recognized loss related to derivative instruments, within payroll expenses in the condensed interim consolidated statements of income (loss) of $626 and $48 for the six months ended June 30, 2022 and 2021, respectively. The fair value of derivative instruments in the condensed interim consolidated balance sheets amounted to ($1,747) and $24 as of June 30, 2022 and 2021, respectively.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the six months ended June 30, 2022 and June 30, 2021. This was due to heavy fluctuation in local currency rates in certain regions in which we do business, mainly in Israel, Latin America, Australia and Europe. A devaluation of the local currency rates in relation to the U.S. dollar also has the effect of decreasing the U.S. dollar value of any of our assets that consist of local currency or accounts receivable denominated in local currency, unless such assets or accounts receivable are linked to the U.S. dollar. Such a devaluation also has the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in local currency, unless such payables are linked to the U.S. dollar. On the other hand, any increase in the value of the local currency in relation to the U.S. dollar will have the effect of increasing the U.S. dollar value of any unlinked local currency assets as well as the U.S. dollar amount of any unlinked local currency liabilities and expenses. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinate notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of June 30, 2022, we had cash and cash equivalents of $70.1 million and short-term and long-term restricted cash of $1.3 million. As of December 31, 2021, we had cash and cash equivalents of $81.9 million, short-term and long-term restricted cash of $2.6 million and a short-term deposit of $2.2 million. As of June 30, 2022, we do not have any outstanding financial debt. We believe that our working capital is sufficient for our requirements over the next 12 months.

In connection with the PRONATEL Regional Projects, we were required to post certain advance payment guarantees and performance guarantees with PRONATEL. These requirements were principally satisfied through issuance of bank guarantees by the First International Bank of Israel, or FIBI, and by The Hong Kong and Shanghai Banking Corporation, or HSBC (also through a Peruvian bank). Under the arrangements with FIBI, we are required to observe certain conditions, and under the arrangements with HSBC we are required to satisfy certain conditions and financial covenants. As of June 30, 2022, we are in compliance with these conditions and covenants. The aggregate amount of the bank guarantees outstanding to secure our various performance obligations, issued on our behalf by HSBC, FIBI and Scotia Bank del Peru as of June 30, 2022, was approximately $91 million, including an aggregate of approximately $87.9 million on behalf of our subsidiaries in Peru. We have provided HSBC and FIBI with various pledges as collateral. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2022	2021
	U.S. dollars in thousands
	Unaudited
Net cash provided by (used in) operating activities	(10,681)	8,742
Net cash used in investing activities	(2,356)	(5,731)
Net cash used in financing activities	-	(39,003)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	32	(161)
Net decrease in cash, cash equivalents and restricted cash	(13,005)	(36,153)
Cash, cash equivalents and restricted cash at beginning of the period	84,463	115,958
Cash, cash equivalents and restricted cash at end of the period...	71,458	79,805

Our cash, cash equivalents and restricted cash decreased by approximately $13 million during the six months ended June 30, 2022 as a result of the following:

Operating activities. Cash used in our operating activities was approximately $10.7 million in the six months ended June 30, 2022 compared to cash provided by operating activities of approximately $8.7 million in the six months ended June 30, 2021. The cash used during the 2022 period was mainly related to changes in working capital, while the cash provided by our operating activities during the 2021 period was primarily attributable to improved collections from PRONATEL as a result of completion of the fourth awarded PRONATEL Regional Project.

Investing activities. Cash used in investing activities was approximately $2.4 million in the six months ended June 30, 2022 compared to approximately $5.7 million in the six months ended June 30, 2021. The cash used in our investing activities during the 2022 period was for the purchase of property and equipment partially offset by a repayment of a short-term deposit. During the 2021 period the funds used in investing activities were for the purchase of property and equipment and investing in a short-term deposit.

Financing activities. Cash used in financing activities was $0 million in the six months ended June 30, 2022 compared to approximately $39 million of cash used in financing activities in the six months ended June 30, 2021. The cash used in financing activities during the 2021 period was primarily related to a dividend payment to shareholders and the repayment of a long term loan.